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Exhibit (a)(1)(I)

        FOR IMMEDIATE RELEASE

For more information, contact Building Materials Corporation of America at 973-317-5960

BMCA ANNOUNCES TENDER OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF ELKCORP AT $42.00 PER SHARE

        January 18, 2007—Building Materials Corporation of America ("BMCA"), North America's largest roofing manufacturer, which operates under the name GAF Materials Corporation, announced that BMCA Acquisition Sub Inc., an indirect wholly-owned subsidiary of BMCA, today commenced a tender offer to purchase all the outstanding shares of common stock of ElkCorp, par value $1.00 per share, at a price of $42.00 per share cash consideration. The tender offer is scheduled to expire at 12:00 Midnight, New York City time, on February 14, 2007. BMCA today withdrew and terminated its $40.00 per share tender offer, dated December 20, 2006, as today's offer supersedes it.

        In a letter from Robert B. Tafaro, BMCA's President and Chief Executive Officer to the Special Committee of the Board of Directors of ElkCorp, Mr. Tafaro stated: "Based upon BMCA's increased tender offer price, our offer is clearly superior to Carlyle's revised offer, and we urge that the due diligence process be resumed so as to enable BMCA to eliminate certain tender offer conditions, as BMCA and Elk had already agreed subject to satisfactory completion of due diligence. We are absolutely committed to this transaction and stand ready to conclude a mutually agreeable negotiated transaction at the earliest possible time."

        The tender offer materials are also being filed today with the SEC. The complete terms and conditions of the offer are set forth in the Offer to Purchase, copies of which can be obtained by contacting the information agent, D.F. King & Co., Inc. at (888) 628-9011. Bear, Stearns & Co. Inc. is acting as the dealer manager and The Bank of New York is acting as the depositary. Willkie Farr & Gallagher LLP is acting as legal advisor to BMCA, BMCA Acquisition Inc. and BMCA Acquisition Sub Inc.

        BMCA's letter to the Special Committee of the Board of Directors of ElkCorp reads as follows:

        January 18, 2007

  Special Committee of the Board of Directors of ElkCorp
  c/o Mark Gordon, Esq.
  Wachtell Lipton Rosen & Katz
  51 West 52nd Street
  New York, NY 10019

        Ladies and Gentlemen:

        This is to advise you that BMCA, through its acquisition subsidiary, has raised its tender offer price this morning from $40 to $42 per share cash consideration for all Elk shares, effectively superseding BMCA's previous tender offer. In addition, J.P. Morgan Securities has joined our bank consortium with Deutsche Bank and Bear Stearns, and we have financing commitments, in the form you requested, sufficient to fund the full price of the transaction.

        We were again disappointed by your announcement on Tuesday that you have entered into a revised merger transaction with Carlyle, with Elk's CEO to be a partner in the buyout group, without notice to BMCA affording it the opportunity to increase its bid. As you know, we were, until the Tuesday announcement, making substantial progress toward a mutually acceptable merger agreement, had received revised financing commitments in the form you requested, and performed due diligence. In the latter connection, as a result of the hard work of my BMCA colleagues and their Elk counterparts, working sometimes around the clock over the past two weeks, we have managed to finish a substantial portion of the same due diligence that Carlyle had been working on for some months.

        We believe that the action taken by Elk on Tuesday represents an attempt to prematurely terminate the auction process. At the same time, Elk unilaterally terminated the due diligence process. The fact that we are in a competitive situation only underscores our need for the balance of the due diligence information so that we can participate on a level playing field and have the opportunity to maximize value for Elk shareholders.

        Based upon BMCA's increased tender offer price, our offer is clearly superior to Carlyle's revised offer, and we urge that the due diligence process be resumed so as to enable BMCA to eliminate certain tender offer conditions, as BMCA and Elk had already agreed subject to satisfactory completion of due diligence. We are highly committed to this transaction and stand ready to conclude a mutually agreeable negotiated transaction at the earliest possible time.

        Sincerely,

        /s/ Robert B. Tafaro

  Robert B. Tafaro
  President and Chief Executive Officer

  cc: Mr. Thomas D. Karol, CEO
        Mr. Lee Lebrun, UBS

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BMCA INFORMATION

        Building Materials Corporation of America, which operates under the name of GAF Materials Corporation, is an indirect subsidiary of G-I Holdings Inc. With annual sales in 2005 approximating $2.0 billion, BMCA is North America's largest manufacturer of residential and commercial roofing products and specialty building products.

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        THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF ELKCORP COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT BMCA ACQUISITION SUB INC. WILL SHORTLY BE DISTRIBUTING TO ELKCORP'S STOCKHOLDERS AND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF

TRANSMITTAL AND OTHER DOCUMENTS THAT BMCA ACQUISITION SUB INC. HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

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FORWARD-LOOKING STATEMENTS

        This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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BMCA ANNOUNCES TENDER OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF ELKCORP AT $42.00 PER SHARE